UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: September 2014

Commission File Number: 000-51116

Ku6 Media Co., Ltd.

(Exact name of registrant as specified in its charter)

Building 6, Zhengtongchuangyi Centre
No. 18, XibaheXili, Chaoyang District,
Beijing 100028, People’s Republic of China

Fax number: +86 10 57586834

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N.A.

Ku6 Media Reports Unaudited Financial Results for the Second Quarter of Fiscal Year 2014

BEIJING, China, September 12, 2014 — Ku6 Media Co., Ltd. (“Ku6 Media” or the “Company,” NASDAQ: KUTV), a leading internet video company focused on User Generated Content (“UGC”) in China, today announced unaudited financial results for the second quarter of fiscal year 2014 ended June 30, 2014.

Second Quarter 2014 Highlights (1)

•                      The Company generated substantially all of its revenues from online advertising, primarily through an advertising agency agreement with Shanghai Shengyue Advertising Ltd. (“Shengyue”), a company formerly wholly owned by Shanda Interactive, pursuant to which Shengyue acts as the Company’s exclusive advertising agency for standard media resources and as its non-exclusive advertising agency for highly interactive advertising resources.

•                      GAAP net loss was US$5.34 million (RMB33.15 million), as compared to a net loss of US$4.41 million in the first quarter of 2014 and US$2.54 million in the second quarter of 2013. Non-GAAP net loss, which the Company defines as net loss excluding expenses (benefits) associated with share-based compensation, was US$5.30 million (RMB32.85 million) in the second quarter of 2014, as compared to non-GAAP net loss of US$4.17 million in the first quarter of 2014 and US$2.38 million in the second quarter of 2013.

•                      Basic and diluted loss per ADS was US$0.11 (RMB0.70) in the second quarter of 2014, as compared to US$0.09 in the first quarter of 2014 and US$0.05 in the second quarter of 2013.

•                      Cash and cash equivalents were US$4.24 million (RMB26.30 million) as of June 30, 2014.

•                      Net cash used in operating activities was US$6.27 million (RMB38.87 million) in the second quarter of 2014, as compared to net cash provided by operating activities of US$2.50 million in the first quarter of 2014 and net cash used in operating activities of US$0.93 million in the second quarter of 2013.

(1)            The reporting currency of the Company is the United States dollar (“U.S. dollar”), but solely for the convenience of the reader, the amounts of Renminbi (“RMB”) presented throughout the release were calculated at the rate of US$1.00=RMB6.2036, representing the noon buying rate as of June 30, 2014 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. This convenience translation is not intended to imply that the U.S. dollar amounts could have been, or could be, converted, realized or settled into RMB at that rate on June 30, 2014, or at any other rate.

“It’s my pleasure to announce Ku6’s earnings release for the second quarter of 2014,” Mr. Xudong Xu, Chief Executive Officer of Ku6 Media, commented. “In the second quarter of 2014, Ku6 Media expended great effort on reduction of labor and CDN costs, which decreased by over 50% and 30%, respectively, compared to previous quarters, without sacrificing our user experience and web traffic. However, the revenue and cash collections from our Advertisement Agent Agreement with Shengyue and our Revenue Sharing Cooperation with Qinhe fell significantly short of our expectations. As a result, we suffered net operating cash outflows in the quarter, which significantly strained our cash position. In the meantime, we actively sought, and have been actively seeking, additional financing.”

Second Quarter 2014 Financial Results

Total revenues were US$0.70 million (RMB4.32 million) in the second quarter of 2014, representing a decrease of 75.2% from US$2.81 million in the first quarter of 2014 and a decrease of 79.6% from US$3.42 million in the second quarter of 2013.

The Company generated advertising revenues primarily from performance advertising services using a system called Application Advertisement (“AA”) operated by Shengyue, an advertising agent which until March 31, 2014 was owned by Shanda Interactive Entertainment Limited, the Company’s majority shareholder at that time. The Company generated 67.0% of total revenues in the second quarter of 2014 through this advertising agent, as compared to 96.3% of total revenues in the first quarter of 2014.

Cost of revenues was US$3.33 million (RMB20.66 million) in the second quarter of 2014, representing a decrease of 15.5% from US$3.94 million in the first quarter of 2014 and a decrease of 14.5% from US$3.90 million in the second quarter of 2013. The decrease in cost of revenues as compared to the first quarter of 2014 was primarily due to decreased bandwidth costs and content acquisition costs as a result of cost reduction measures, partially offset by the severance pay in relation to the Company’s headcount reduction plan started in April.

Gross loss was US$2.64 million (RMB16.35 million) in the second quarter of 2014, as compared to a gross loss of US$1.14 million in the first quarter of 2014 and a gross loss of US$0.48 million in the second quarter of 2013. Non-GAAP gross loss, which is herein defined as a gross loss excluding expenses (benefits) associated with share-based compensation, was US$2.60 million (RMB16.11 million) in the second quarter of 2014, as compared to a non-GAAP gross loss of US$1.10 million in the first quarter of 2014 and a non-GAAP gross loss of US$0.44 million in the second quarter of 2013.

Operating expenses were US$3.03 million (RMB18.79 million) in the second quarter of 2014, representing a decrease of 15.5% from US$3.59 million in the first quarter of 2014 and a decrease of 8.2% from US$3.30 million in the second quarter of 2013. Non-GAAP operating expenses, which are defined as operating expenses excluding expenses (benefits) associated with share-based compensation, were US$3.02 million (RMB18.72 million) in the second quarter of 2014, as compared to non-GAAP operating expenses of US$3.38 million in the first quarter of 2014 and US$3.17 million in the second quarter of 2013. The decrease in operating expenses as compared to the first quarter of 2014 was mainly attributable to cost reduction measures, partially offset by (i) the severance pay in relation to the Company’s headcount reduction plan started in April and (ii) a charge to provide an allowance of US$0.92 million (RMB5.71 million) for accounts receivable due from Shengyue which originated during the period of time Shengyue was owned by Shanda Interactive for which collection was assessed to be remote.

During the second quarter, the Company collected from Shengyue (newly owned following Shengyue’s ownership change from Shanda Interactive to a third party) upfront cash payments on a weekly basis for revenue from advertising services provided under the new advertising agency agreement.  See “Recent Business Developments” in this release.  This new advertising agency agreement with the newly-owned Shengyue was entered into in April 2014.  Subsequent to the second quarter, at the end of August 2014, the Company terminated the new advertising agency agreement with Shengyue.  In late August, the Company re-evaluated the collectability of the remaining receivables from Shengyue associated with the old advertising agency agreement (pre-April 2014) and concluded that such receivables were likely not collectible.  Accordingly, the remaining accounts receivable associated with the old advertising agency agreement were fully provided for in the second quarter.

Operating loss was US$5.66 million (RMB35.13 million) in the second quarter of 2014, representing an increase of 20.0% from US$4.72 million in the first quarter of 2014 and an increase of 50.1% from US$3.77 million in the second quarter of 2013. Non-GAAP operating loss, which reflects the exclusion of expenses (benefits) associated with share-based compensation, was US$5.62 million (RMB34.83 million) in the second quarter of 2014, as compared to the non-GAAP operating loss of US$4.48 million in the first quarter of 2014 and US$3.61 million in the second quarter of 2013.

Net loss was US$5.34 million (RMB33.15 million) in the second quarter of 2014, representing an increase of 21.1% from US$4.41 million in the first quarter of 2014 and an increase of 110.3% from US$2.54 million in the second quarter of 2013. Non-GAAP net loss, which reflects the exclusion of expenses (benefits) associated with share-based compensation, was US$5.30 million (RMB32.85 million) in the second quarter of 2014, as compared to US$4.17 million in the first quarter of 2014 and US$2.38 million in the second quarter of 2013. The increase in net loss as compared to the first quarter of 2014 was primarily attributable to the decrease in revenues, partially offset by the decrease in cost of revenues and operating expenses.

Net loss per basic and diluted ADS was US$0.11 (RMB0.70) in the second quarter of 2014, as compared to US$0.09 in the first quarter of 2014 and US$0.05 in the second quarter of 2013. Weighted average ADSs used to calculate basic and diluted net loss per ADS were 47.3 million in the second quarter of 2014, 47.3 million in the first quarter of 2014 and 47.3 million in the second quarter of 2013.

Adjusted EBITDA loss, which is herein defined as net loss attributable to Ku6 Media before interest income, interest expenses, income taxes, depreciation and amortization (excluding amortization and write-down of licensed video copyrights), further adjusted for share-based compensation expenses (benefits), and other non-operating items, was US$5.33 million (RMB33.04 million) in the second quarter of 2014, as compared to adjusted EBITDA loss of US$4.18 million in the first quarter of 2014 and US$2.69 million in the second quarter of 2013.

As of June 30, 2014, the Company had US$4.24 million (RMB26.30 million) in cash and cash equivalents, compared to US$4.45 million as of March 31, 2014. The decrease in cash and cash equivalents was primarily attributable to US$6.27 million (RMB38.87 million) of net cash outflows for operating activities. These outflows were partially offset by financing cash inflows from interest-free loans in the amount of RMB36.1 million from related parties controlled by Shanda, which were immediately forgiven.

Liquidity and Going Concern

Substantial doubt exists as to the Company’s ability to continue as a going concern, primarily due to (1) severely lower than expected revenues and cash flows from Shengyue and Qinhe; (2) continuous net operating cash outflows; and (3) uncertainties as to the availability and timing of additional financing with terms acceptable to the Company.

The unaudited consolidated financial statements included in this news release do not include any adjustments that might result from the outcome of these uncertainties and were prepared on the basis of a going concern which contemplates that the Company will be able to realize assets and discharge liabilities in the normal course of business.

Recent Business Developments

Advertising Agency Agreement with Shengyue

On March 31, 2014, the Company’s previous advertising agency agreement with Shengyue, which originally expired on December 31, 2013 and was amended and restated for an additional period of three months spanning the first quarter of 2014, expired and was not renewed. Shengyue, as of April 10, 2014, is no longer owned by Shanda Interactive and is currently an independent third party. In addition, on April 30, 2014, the Company entered into a new advertising agency agreement with the new non-related party Shengyue following Shengyue’s change in ownership. The minimum revenue guarantee amounts under this new agreement are substantially lower than the minimum revenue guarantees under the previous advertising agency agreement with Shengyue prior to March 31, 2014. This new advertising agency agreement is effective from April 25 and will expire on December 31, 2014.

On August 14, 2014, the Company sent a written notice to Shengyue to terminate the new advertising agency agreement. According to the notice of termination, the advertising agency agreement was terminated on August 28, 2014.  Shengyue is obligated to settle the advertising revenues with the Company; these revenues were settled through weekly cash payments in the second quarter.

Advertising Agency Agreement with Huzhong

On August 29, 2014, the Company entered into an advertising agency agreement with Huzhong Advertising (Shanghai) Ltd. (“Huzhong”), pursuant to which Huzhong acts as the Company’s exclusive advertising agency for standard media resources and as its non-exclusive advertising agency for highly interactive advertising resources. According to the agreement, the Company agrees to guarantee a certain amount of web traffic per day for its webpage on which Huzhong posts advertisements.

In return, Huzhong guarantees to the Company a minimum amount of payments per day. The minimum guarantee amount under this agreement is higher than that under the agency agreement with Shengyue terminated on August 28, 2014. In addition, if the Company fails to meet the web traffic target, the minimum amount guaranteed by Huzhong will be adjusted downward proportionally. Huzhong will prepay 50% of the minimum guaranteed amounts with the Company prior to the beginning of each month, and the balance will be settled monthly. The advertising agency agreement started on August 29, 2014 and will expire on December 31, 2017.

Share Transaction between Shanda and Mr. Xudong Xu

On March 31, 2014, the Company’s former controlling shareholder, Shanda Media, a wholly owned subsidiary of Shanda Interactive, entered into a share purchase agreement with Mr. Xudong Xu to sell 1,938,360,784 ordinary shares (approximately 41% of the Company’s issued and outstanding ordinary shares) to Mr. Xu, the founder and controlling shareholder of Sky Profit Limited, a Caymans Islands company engaged in online business ventures (the “Transaction”).

On April 3, 2014, the transfer of the ordinary shares was completed. The aggregate consideration for these ordinary shares was US$47.4 million. Mr. Xu funded the purchase price through a loan from Shanda Media, which is secured by a pledge of all of the Company’s ordinary shares beneficially owned by Mr. Xu. Mr. Xu has also provided powers of attorney over the shares to Shanda Interactive. The powers of attorney over the shares can be exercised after occurrence of an event of default which is continuing.

On April 3, 2014, in connection with the acquisition of shares by Mr. Xu, Shanghai Shengda Network Development Co., Ltd. (“Shanghai Shengda”), Shanda Media’s affiliate, entered into agreements to provide a loan of RMB20.0 million to the Company. This loan does not bear any interest and was due on April 2, 2015. The loan was immediately forgiven in order to satisfy one of the closing conditions under the share purchase agreement; therefore, this amount was reflected as an increase in the Company’s equity capital (additional paid in capital) in the second quarter. In partial exchange therefore, a related party receivable from Hurray! Media Co., Ltd., a wholly owned affiliate of Shanda, amounting to US$1,246,641, was waived by the Company and this amount was also reflected as a charge to the Company’s additional paid in capital in the second quarter. On April 10, 2014, the Company received the monies from Shanghai Shengda.

As part of the Transaction, Mr. Xu has undertaken in the share purchase agreement to procure additional equity or debt financing in the amount of no less than US$10.0 million by October 30, 2014. There is no guarantee as to if and when this financing will occur and none has yet been procured. The uncertainties surrounding the successful consummation, if at all, of this financing (or of any other financing) may further exacerbate the Company’s liquidity challenges and deficit position and cast further doubt on the Company’s ability to continue as a going concern.

Headcount Reduction Plan

On April 22, 2014, the Company filed a plan with relevant authorities to reduce its headcount by approximately 40% in various departments in order to reduce future operating cash outflows. The Company made payments of RMB4.50 million (US$0.73 million) in relation to headcount reduction plan during the quarter ended June 30, 2014.

Revenue Sharing Cooperation with Qinhe

On April 30, 2014, the Company entered into an agreement with Qinhe, a company controlled by Mr. Xu, which operates iSpeak, a social platform that allows users to engage in real-time online group activities through voice, text and video. This agreement stipulates that the Company will assist Qinhe by providing online game marketing services. Qinhe will share a portion of its profits that are generated from the Company’s video viewers who play Qinhe’s games after linking to them through advertisements on the Company’s websites. Profits are calculated as revenues from the games operated by Qinhe, net of licensing fees payable to game developers. The Company has provided these game marketing services to Qinhe from April 3, 2014 onward. This agreement expires on March 31, 2015.

On May 4, 2014, the Company entered into a separate agreement with Qinhe to provide interactive entertainment marketing services under a similar arrangement to that described above. Pursuant to this agreement, the Company will share a certain percentage of Qinhe’s revenues generated from its video viewers who visit the iSpeak platform by linking thereto from advertisements on the Company’s website and spend monies with iSpeak. On May 4, 2014, the Company started to provide these marketing services to Qinhe. This agreement expires on May 3, 2015.

As the Company is in the process of developing user habit and improving platform interaction with iSpeak, revenues generated from these two agreements are not the focus in the second quarter of 2014.

Loan from Related Party

On May 19, 2014, Shanghai Shengda entered into an agreement to provide a loan of RMB21.4 million to the Company. This loan does not bear any interest and was due within twelve months. However, similar to the previous forgiven loan of RMB20.0 million in early April, this loan was immediately forgiven. In partial exchange, existing related party payables to certain companies controlled by Shanda, amounting to RMB5.3 million, were forgiven as part of the RMB21.4 million promised monies. The total benefit from the forgiven loans of RMB 21.4 million was reflected as an increase in the Company’s equity capital (additional paid in capital). On May 30, 2014, the Company received cash of RMB16.1 million from Shanghai Shengda, representing the promised RMB 21.4 million less the forgiveness of existing related party payables.

About Ku6 Media Co., Ltd.

Ku6 Media Co., Ltd. (NASDAQ: KUTV) is a leading internet video company in China focused on User -Generated Content (“UGC”). Through its premier online brand and online video website, www.ku6.com, Ku6 Media provides online video uploading and sharing service, video reports, information and entertainment in China. For more information about Ku6 Media, please visit http://ir.ku6.com.

Forward-looking Statements

This news release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “believes,” “could,” “expects,” “may,” “might,” “should,” “will,” or “would,” and by similar statements. Forward-looking statements are not historical facts, but instead represent only the Company’s beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of its control. It is possible that the Company’s actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Some of the risks and important factors that could affect the Company’s future results and financial condition include: continued competitive pressures in China’s internet video portal market; changes in technology and consumer demand in this market; the risk that Ku6 Media may not be able to control its expenses in the future; regulatory changes in China with respect to the operations of internet video portal websites; the ability of the Company to consistently derive revenues from its renewed agreement with Shengyue and its new business arrangements with Qinhe; the success of Ku6 Media’s ability to sell advertising and other services on its websites; and other risks outlined in the Company’s filings with the Securities and Exchange Commission, including the Company’s annual report on Form 20-F. Ku6 Media does not undertake any obligation to update this forward-looking information, except as required under law.

About Non-GAAP Financial Measures

To supplement Ku6 Media’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Ku6 Media uses the following measures defined as non-GAAP financial measures by the SEC in evaluating its business: non-GAAP gross profit or loss, non-GAAP operating expenses, non-GAAP product development expenses, non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses, non-GAAP operating loss, non-GAAP net loss and adjusted EBITDA loss.  We define non-GAAP gross profit or loss, non-GAAP operating expenses, non-GAAP product development expenses, non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses, non-GAAP operating loss and non-GAAP net loss as the respective nearest comparable GAAP financial measure excluding expenses (benefits) associated with share-based compensation. We define adjusted EBITDA loss as net loss attributable to Ku6 Media before interest income, interest expenses, income taxes, depreciation and amortization (excluding amortization and write-down of licensed video copyrights), further adjusted for share-based compensation expenses (benefits), and other non-operating items. We present non-GAAP financial measures because they are used by our management to evaluate our operating performance.

We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies. A limitation of using non-GAAP financial measures is that non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in Ku6 Media’s business for the foreseeable future.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP financial measures” at the end of this release.

For further information, please contact:

Ms. Xin Wu

Acting Investor Relations Manager
Telephone +86 10 5758 6819
ir@ku6.com

Ku6 Media Co., Ltd.

Consolidated Balance Sheets

(Amounts in thousands, except for number of shares)	December 31, 2013	June 30, 2014	June 30, 2014
	US$	US$	RMB
		(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	1,671	4,240	26,303
Accounts receivable, net	65	94	583
Accounts receivable due from related parties	6,522	1	6
Prepaid expenses and other current assets	386	300	1,861
Other receivables due from related parties	1,787	107	664
Total current assets	10,431	4,742	29,417
Non-current assets:
Deposits	339	348	2,159
Property and equipment, net	1,368	744	4,616
Total non-current assets	1,707	1,092	6,775
TOTAL ASSETS	12,138	5,834	36,192

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	3,976	3,371	20,913
Accounts payable due to related parties	547	237	1,470
Accrued expenses and other current liabilities	7,187	5,796	35,956
Other payables due to related parties	375	—	—
Total current liabilities	12,085	9,404	58,339
Total liabilities	12,085	9,404	58,339
Shareholders’ equity (deficit):
Ordinary shares (US$0.00005 par value; 12,000,000,000 shares authorized; 4,730,648,360 shares and 4,755,985,860 shares issued and outstanding as of December 31, 2013 and June 30, 2014, respectively)	236	238	1,476
Additional paid-in capital	178,195	184,148	1,142,381
Accumulated deficit	(176,368)	(186,125)	(1,154,645)
Accumulated other comprehensive loss	(2,010)	(1,831)	(11,359)
Total shareholders’ equity (deficit)	53	(3,570)	(22,147)
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY/(DEFICIT)	12,138	5,834	36,192

Ku6 Media Co., Ltd.

Consolidated Statements of Operations

(Amounts in thousands, except for	For the Three Months Ended								For the Six Months Ended
number of shares and ADS and per share and per ADS data)	June 30, 2013		March 31, 2014		June 30, 2014		June 30, 2014		June 30, 2013		June 30, 2014		June 30, 2014
	US$		US$		US$		RMB		US$		US$		RMB
	(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)
Revenues:
Third parties	344		102		696		4,318		473		798		4,950
Related parties	3,075		2,704		—		—		6,014		2,704		16,775
Total revenues	3,419		2,806		696		4,318		6,487		3,502		21,725

Cost of revenues:
Third parties	3,702		3,712		3,100		19,231		6,835		6,812		42,259
Related parties	193		229		231		1,433		193		460		2,854
Total cost of revenues	3,895		3,941		3,331		20,664		7,028		7,272		45,113

Gross loss	(476)		(1,135)		(2,635)		(16,346)		(541)		(3,770)		(23,388)

Operating expenses:
Product development	952		880		479		2,972		1,303		1,359		8,431
Sales and marketing	642		454		168		1,042		942		622		3,858
General and administrative	1,703		2,251		2,381		14,771		3,321		4,632		28,735
Total operating expenses	3,297		3,585		3,028		18,785		5,566		6,613		41,024

Operating loss	(3,773)		(4,720)		(5,663)		(35,131)		(6,107)		(10,383)		(64,412)

Interest income	16		5		24		149		46		29		180
Other income	1,216		302		295		1,830		1,864		597		3,704
Interest expense	—		—		—		—		(16)		—		—
Loss before income tax benefit	(2,541)		(4,413)		(5,344)		(33,152)		(4,213)		(9,757)		(60,528)

Income tax benefit	—		—		—		—		—		—		—

Net loss	(2,541)		(4,413)		(5,344)		(33,152)		(4,213)		(9,757)		(60,528)

Loss per share - basic and diluted
Net loss	US$	(0.00)	US$	(0.00)	US$	(0.00)	RMB	(0.01)	US$	(0.00)	US$	(0.00)	RMB	(0.01)

Loss per ADS - basic and diluted
Net loss	US$	(0.05)	US$	(0.09)	US$	(0.11)	RMB	(0.70)	US$	(0.09)	US$	(0.21)	RMB	(1.28)

Weighted average shares used in per share calculation - basic and diluted	4,726,880,171		4,730,648,360		4,734,016,675		4,734,016,675		4,729,325,332		4,732,341,822		4,732,341,822
Weighted average ADSs used in per ADS calculation - basic and diluted	47,268,802		47,306,484		47,340,167		47,340,167		47,293,253		47,323,418		47,323,418

Ku6 Media Co., Ltd.

Consolidated Statements of Cash Flows

	For the Three Months Ended				For the Six Months Ended
(Amounts in thousands)	June 30, 2013	March 31, 2014	June 30, 2014	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2014
	US$	US$	US$	RMB	US$	US$	RMB
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	(2,541)	(4,413)	(5,344)	(33,152)	(4,213)	(9,757)	(60,528)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Share-based compensation expenses (benefits)	162	240	48	298	(485)	288	1,787
Depreciation and amortization	917	305	289	1,793	1,854	594	3,685
Bad debt provision (reversal)	(176)	—	931	5,776	(273)	931	5,776
Gain on derecognition of aged operating liabilities	(246)	(92)	(106)	(657)	(554)	(198)	(1,229)
Exchange losses (gains)	(128)	54	(11)	(68)	(174)	43	267
Gain on disposal of property and equipment	(137)	—	—	—	(150)	—	—
Changes in assets and liabilities, net of acquisitions and dispositions:
Accounts receivable	113	27	(923)	(5,726)	265	(896)	(5,559)
Prepaid expenses and other current assets	133	20	66	409	294	86	534
Amount due from related parties	1,923	4,947	1,387	8,604	708	6,334	39,294
Deposits and other non-current assets	(25)	—	(18)	(112)	(25)	(18)	(112)
Accounts payable	(14)	559	(854)	(5,298)	659	(295)	(1,830)
Accrued expenses and other current liabilities	(950)	714	(1,965)	(12,190)	(952)	(1,251)	(7,761)
Amount due to related parties	39	140	234	1,452	(155)	374	2,320
Net cash provided by (used in) operating activities	(930)	2,501	(6,266)	(38,871)	(3,201)	(3,765)	(23,356)
Cash flows from investing activities:
Purchases of property and equipment	—	(192)	—	—	(41)	(192)	(1,191)
Proceeds from disposal of property and equipment	142	—	—	—	142	—	—
Payments for licensed video copyrights	(74)	—	—	—	(74)	—	—
Repayment of loans to related parties controlled by Shanda	—	484	—	—	3,300	484	3,002
Net cash provided by investing activities	68	292	—	—	3,327	292	1,811
Cash flows from financing activities:
Repurchase of ordinary shares	(17)	—	—	—	(58)	—	—
Proceeds from exercise of stock options	—	—	262	1,625	—	262	1,625
Borrowings from related parties controlled by Shanda	—	—	5,797	35,962	—	5,797	35,962
Repayment of loans from related parties controlled by Shanda	—	—	—	—	(3,210)	—	—
Net cash provided by (used in) financing activities	(17)	—	6,059	37,587	(3,268)	6,059	37,587
Effect of exchange rate changes on cash and cash equivalents	26	(16)	(1)	(6)	29	(17)	(105)
Net increase (decrease) in cash and cash equivalents	(853)	2,777	(208)	(1,290)	(3,113)	2,569	15,937
Cash and cash equivalents, beginning of period	10,811	1,671	4,448	27,593	13,071	1,671	10,366
Cash and cash equivalents, end of period	9,958	4,448	4,240	26,303	9,958	4,240	26,303

Reconciliations of Non-GAAP results of operations measures to the nearest comparable GAAP financial measures (*)

(Amounts in thousands of United States dollars (“US$”) and Renminbi (“RMB”), unaudited)

1.              Non-GAAP Gross Loss

	For the Three Months Ended				For the Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2013	2014	2014	2014	2013	2014	2014
	US$	US$	US$	RMB	US$	US$	RMB
Gross loss	(476)	(1,135)	(2,635)	(16,346)	(541)	(3,770)	(23,388)
Add back: expenses (benefits) associated with share-based compensation	39	36	38	236	(158)	74	459
Non-GAAP gross loss	(437)	(1,099)	(2,597)	(16,110)	(699)	(3,696)	(22,929)

2.              Non-GAAP Operating Expenses

	For the Three Months Ended				For the Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2013	2014	2014	2014	2013	2014	2014
	US$	US$	US$	RMB	US$	US$	RMB
Operating expenses	3,297	3,585	3,028	18,785	5,566	6,613	41,024
Deduct: expenses (benefits) associated with share-based compensation	123	204	10	62	(327)	214	1,328
Non-GAAP operating expenses	3,174	3,381	3,018	18,723	5,893	6,399	39,696

3.              Non-GAAP Product Development Expenses

	For the Three Months Ended				For the Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2013	2014	2014	2014	2013	2014	2014
	US$	US$	US$	RMB	US$	US$	RMB
Product development expenses	952	880	479	2,972	1,303	1,359	8,431
Deduct: expenses (benefits) associated with share-based compensation	19	27	19	118	(142)	46	285
Non-GAAP product development expenses	933	853	460	2,854	1,445	1,313	8,146

4.              Non-GAAP Sales and Marketing Expenses

	For the Three Months Ended				For the Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2013	2014	2014	2014	2013	2014	2014
	US$	US$	US$	RMB	US$	US$	RMB
Sales and marketing expenses	642	454	168	1,042	942	622	3,858
Deduct: expenses (benefits) associated with share-based compensation	10	3	(4)	(25)	(50)	(1)	(6)
Non-GAAP sales and marketing expenses	632	451	172	1,067	992	623	3,864

5.              Non-GAAP General and Administrative Expenses

	For the Three Months Ended				For the Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2013	2014	2014	2014	2013	2014	2014
	US$	US$	US$	RMB	US$	US$	RMB
General and administrative expenses	1,703	2,251	2,381	14,771	3,321	4,632	28,735
Deduct: expenses (benefits) associated with share-based compensation	94	174	(5)	(31)	(135)	169	1,049
Non-GAAP general and administrative expenses	1,609	2,077	2,386	14,802	3,456	4,463	27,686

6.              Non-GAAP Operating Loss

	For the Three Months Ended				For the Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2013	2014	2014	2014	2013	2014	2014
	US$	US$	US$	RMB	US$	US$	RMB
Operating loss	(3,773)	(4,720)	(5,663)	(35,131)	(6,107)	(10,383)	(64,412)
Add back: expenses (benefits) associated with share-based compensation	162	240	48	298	(485)	288	1,787
Non-GAAP operating loss	(3,611)	(4,480)	(5,615)	(34,833)	(6,592)	(10,095)	(62,625)

7.              Non-GAAP Net Loss

	For the Three Months Ended				For the Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2013	2014	2014	2014	2013	2014	2014
	US$	US$	US$	RMB	US$	US$	RMB
Net loss	(2,541)	(4,413)	(5,344)	(33,152)	(4,213)	(9,757)	(60,528)
Add back: expenses (benefits) associated with share-based compensation	162	240	48	298	(485)	288	1,787
Non-GAAP net loss	(2,379)	(4,173)	(5,296)	(32,854)	(4,698)	(9,469)	(58,741)

8.     Adjusted EBITDA Loss

	For the Three Months Ended				For the Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2013	2014	2014	2014	2013	2014	2014
	US$	US$	US$	RMB	US$	US$	RMB
Net loss	(2,541)	(4,413)	(5,344)	(33,152)	(4,213)	(9,757)	(60,528)
Add back (deduct):
Interest income	(16)	(5)	(24)	(149)	(46)	(29)	(180)
Interest expense	—	—	—	—	16	—	—
Income tax benefit	—	—	—	—	—	—	—
Depreciation and amortization (excluding amortization and write-down of licensed video copyrights)	917	305	289	1,793	1,854	594	3,685
EBITDA loss	(1,640)	(4,113)	(5,079)	(31,508)	(2,389)	(9,192)	(57,023)

Adjustments:
Share-based compensation	162	240	48	298	(485)	288	1,787
Other income	(1,216)	(302)	(295)	(1,830)	(1,864)	(597)	(3,704)
Adjusted EBITDA loss	(2,694)	(4,175)	(5,326)	(33,040)	(4,738)	(9,501)	(58,940)

*     For more information on the Non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” in the earnings release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ku6 Media Co., Ltd.

By:	/s/ Frank Feng
Name: Frank Feng
Title: Chief Financial Officer

Date: September 12, 2014